Exhibit 99.1

Akari Therapeutics Enters into a Securities Purchase Agreement for up to $20 Million with Aspire Capital Fund, LLC

NEW YORK and LONDON, September 27, 2018 (GLOBE NEWSWIRE) -- Akari Therapeutics, Plc (“Akari” or the “Company”) (NASDAQ:AKTX), a biopharmaceutical company focused on the development and commercialization of innovative therapeutics to treat orphan autoimmune and inflammatory diseases where complement and or leukotriene systems are implicated, today announces that it has entered into a Securities Purchase Agreement (the “Agreement”) of up to $20 million with Aspire Capital Fund, LLC (“Aspire Capital”). Under the terms of the Agreement, Aspire Capital has committed to purchase up to $20 million of Akari’s American Depositary Shares (“ADSs”) at Akari’s request from time to time during a 30-month period beginning on the effective date of a registration statement related to the transaction, and at prices based on the market price at the time of each sale. There are no warrants, derivatives, or other share classes associated with the Agreement. Akari will control the timing and amount of all sales of its ADSs to Aspire Capital.

“This transaction provides Akari with efficient and opportunistic access to up to $20 million of equity funding to advance the company through key clinical milestones,“ said Clive Richardson, [interim] CEO of Akari Therapeutics. “These funds are expected to allow Akari to complete three Phase II trials studies and on the basis of this data initiate potential pivotal trials in Bullous pemphigoid (BP), Atopic keratoconjunctivitis (AKC) and thrombotic microangiopathies (TMA). In addition, Akari will continue to develop Coversin for treatment of patients with paroxysmal nocturnal haemoglobinuria (PNH).”

Proceeds are intended to be used by Akari for general corporate purposes, including research and development, clinical trial activity and working capital. There are no restrictions on future financings and there are no financial covenants, participation rights, rights of first refusal, or penalties in the Agreement.  Akari has the right to terminate the Agreement at any time, at its discretion, without any additional cost or penalty.

As consideration for Aspire Capital’s obligation under the Agreement, Akari issued 30,000,000 ordinary shares at $0.02 per ordinary share (equivalent to $2.00 per ADS) to Aspire Capital as a commitment fee and sold to Aspire Capital 25,000,000 ordinary shares at $0.02 per share (equivalent to $2.00 per ADS). Akari also entered into a Registration Rights Agreement with Aspire Capital in connection with its entry into the Agreement.  Additional detail regarding the Agreement and the related Registration Rights Agreement is set forth in Akari’s Report on Form 6-K filed today with the SEC.

This press release does not constitute an offer to sell or the solicitation of any offer to purchase any securities. The securities referenced in this press release have not been registered under the Securities Act of 1933 and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements of the Securities Act of 1933.

About Akari Therapeutics
Akari is a biopharmaceutical company focused on developing inhibitors of acute and chronic inflammation, specifically the complement system, the eicosanoid system and the bioamine system for the treatment of rare and orphan diseases, in particular those where the complement system or leukotrienes or both complement and leukotrienes together play a primary role in disease progression. Akari's lead drug candidate Coversin is a C5 complement inhibitor currently being evaluated in paroxysmal nocturnal hemoglobinuria (PNH) and atypical hemolytic uremic syndrome (aHUS). In addition to its C5 inhibitory activity, Coversin independently and specifically inhibits leukotriene B4 (LTB4) activity. Akari intends to evaluate Coversin in two conditions, the skin and eye diseases bullous pemphigoid (BP) and atopic keratoconjunctivitis (AKC), where the dual action of Coversin on both C5 and LTB4 may be beneficial. Akari is also developing other tick derived proteins, including long acting versions.

Cautionary Note Regarding Forward-Looking Statements
Certain statements in this press release constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. For example, this press release includes forward looking statements regarding intended use of proceeds and expectations regarding our clinical trials. These forward-looking statements reflect our current views about our plans, intentions, expectations, strategies and prospects, which are based on the information currently available to us and on assumptions we have made. Although we believe that our plans, intentions, expectations, strategies and prospects as reflected in or suggested by those forward-looking statements are reasonable, we can give no assurance that the plans, intentions, expectations or strategies will be attained or achieved. Furthermore, actual results may differ materially from those described in the forward-looking statements and will be affected by a variety of risks and factors that are beyond our control. Such risks and uncertainties for our company include, but are not limited to: needs for additional capital to fund our operations, our ability to continue as a going concern; uncertainties of cash flows and inability to meet working capital needs; an inability or delay in obtaining required regulatory approvals for Coversin and any other product candidates, which may result in unexpected cost expenditures; our ability to obtain orphan drug designation in additional indications; risks inherent in drug development in general; uncertainties in obtaining successful clinical results for Coversin and any other product candidates and unexpected costs that may result therefrom; difficulties enrolling patients in our clinical trials; failure to realize any value of Coversin and any other product candidates developed and being developed in light of inherent risks and difficulties involved in successfully bringing product candidates to market; inability to develop new product candidates and support existing product candidates; the approval by the FDA and EMA and any other similar foreign regulatory authorities of other competing or superior products brought to market; risks resulting from unforeseen side effects; risk that the market for Coversin may not be as large as expected; risks associate with the departure of our former Chief Executive Officers and other executive officers; risks related to material weaknesses in our internal controls over financial reporting and risks relating to the ineffectiveness of our disclosure controls and procedures; risks associated with the putative shareholder class action and SEC investigation; inability to obtain, maintain and enforce patents and other intellectual property rights or the unexpected costs associated with such enforcement or litigation; inability to obtain and maintain commercial manufacturing arrangements with third party manufacturers or establish commercial scale manufacturing capabilities; the inability to timely source adequate supply of our active pharmaceutical ingredients from third party manufacturers on whom the company depends; unexpected cost increases and pricing pressures and risks and other risk factors detailed in our public filings with the U.S. Securities and Exchange Commission, including our most recently filed Annual Report on Form 20-F filed with the SEC on July 18, 2018. Except as otherwise noted, these forward-looking statements speak only as of the date of this press release and we undertake no obligation to update or revise any of these statements to reflect events or circumstances occurring after this press release. We caution investors not to place considerable reliance on the forward-looking statements contained in this press release.

Investor Contact:

Peter Vozzo
Westwicke Partners
(443) 213-0505
peter.vozzo@westwicke.com

Media Contact:

Mary-Jane Elliott / Sukaina Virji / Nicholas Brown
Consilium Strategic Communications
+44 (0)20 3709 5700
Akari@consilium-comms.com